SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice to the Market” dated on May 10, 2011.

(São Paulo – Brazil; May 19, 2011) Telecomunicações de São Paulo S. A. - Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs a notice to the market.

The managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), hereby communicate to the market that at meetings of their respective Boards of Directors held on this date, they approved a new management structure for the Companies.

The position of President, of both Companies, shall be occupied by Mr. Antonio Carlos Valente da Silva, who shall be in charge of supervising the institutional relations activities, including regulation and external communication, audit and the Telefônica Foundation, in addition to supervising the activities carried out by the Finance Director and by the General Secretary and Legal Director. Also on this date, Mr. Roberto Oliveira de Lima resigns from the position of President of Vivo Part.

The position of General and Executive Director, who shall be in charge of supervising the activities related to strategies and new businesses, resources, coordination and follow-up, corporate market, individual market, network, systems and customer service. The position, created in Vivo Part. and approved by the Board of Directors of Telesp to be submitted to resolution of the respective General Shareholders’ Meeting, shall be occupied by Mr. Luis Miguel Gilpérez López, who shall directly report to the Boards of Directors of Telesp and of Vivo Part.

The management of Vivo Part. informs that the position of Investor Relations Officer of the company, will be occupied by Mr. Gilmar Roberto Pereira Camurra, who already exercises the same position in Telesp.

The management of Telesp also informs that was approved on this date by its Board of Directors the creation of the Directory of Controlling, being indicated to occupy the position Mrs. Cristiane Barretto Sales, which election will be deliberated in the first Board Meeting which will take place after the General Shareholders Meeting that will analyze the proposed creation of the mentioned position.

Further information regarding the new structure may be obtained at the webpage of the Brazilian Securities and Exchange Commission at www.cvm.gov.br and at the websites of the Companies.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 10, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director